Exhibit 99.1

ICON Acquires Oxford Outcomes

Leading International Health Outcomes Consultancy to become part of New Late Phase and Outcomes Research Unit

Dublin, Ireland, January 14th, 2011 – ICON plc, (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the expansion of its Late Phase and Outcomes Research services through the acquisition of Oxford Outcomes, a leading international health outcomes consultancy. Elizabeth Thiele, formerly ICON’s Executive Vice President of Business Development, has been appointed President of this specialised service unit.

Headquartered in Oxford, UK, and with offices in the USA and Canada, Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.

Commenting on the acquisition, Peter Gray, CEO at ICON plc, said, “The biopharmaceutical industry and regulators are more than ever before using post-marketing studies to demonstrate efficacy and safety, as well as demonstrating the economic value of products. Oxford Outcomes has grown to become a leader in its field and brings to ICON a wealth of expertise in the fields of health economics, outcomes research and epidemiology and a strong reputation for excellent client service.”

“We are really excited about joining ICON,” commented Paul Quarterman, Group Managing Director of Oxford Outcomes. “The demand for health outcomes services has never been greater and merging with ICON gives us the opportunity to effectively integrate clinical development with outcomes research on a global scale. Blending the knowledge and expertise from both companies will lead to powerful, market-leading client solutions, both in the post-marketing arena and earlier in the development process.”

Elizabeth Thiele, President, Late Phase & Outcomes Research, at ICON commented, “Oxford Outcomes’ demonstrated excellence in late phase and outcomes research has allowed it to build a blue chip client base, which includes the world’s top-tier pharmaceutical, biotechnology and medical device companies. We look forward to building on these long-standing relationships and to offering existing ICON clients a more in-depth suite of outcomes services.”

Fairmount Partners served as financial advisors to Oxford Outcomes in this transaction.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has around 7,800 employees, operating from 72 locations in 39 countries.

Further information is available at www.iconplc.com

Contact:

Sam Farthing, VP Investor Relations, ICON plc
Tel: 1-888-381-7923 / + 353 –1-291-2000
Ciaran Murray Chief Financial Officer, ICON plc
Tel: + 353 –1-291-2000
Brendan Brennan
Vice President, Corporate Finance, ICON plc
Tel: + 353 –1-291-2000

CONTACT:
Icon PLC